Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

April 17, 2023

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A
Filed March 1, 2023
File No. 024-11954

Dear Ms. Gibbs-Tabler:

The undersigned, on behalf of Robot Cache US Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response”) of the Securities and Exchange Commission (the “Commission”) in response to its letter dated March 22, 2023 (the “Comment Letter”), relating to the Company’s third post-qualification amendment to the offering statement on Form 1-A (the “Post-Qualification Amendment”) filed on March 1, 2023. On behalf of the Company, we are concurrently filing an amendment to the Post-Qualification Amendment (“Amendment No. 4”). Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 4.

To facilitate your review, the undersigned, on the Company’s behalf, has reproduced below the Staff’s comments in bold italics, followed by the Company’s responses.

Description of Business

Proprietary Digital Rights Management Using the Blockchain, page 24

1.	Please provide a response for prior comment 6. We note that you are in the process of moving from “proof of work” to a blockchain model based on “proof of stake.” Please identify the timeline for the move and explain in greater detail how the new “proof of stake” model will work.

The Company is currently testing the proof of stake model of its blockchain-based digital management system (the “DRM”). The Company expects to finish such testing and fully complete the DRM’s transition from a proof of work to CSPR’s proof of stake model in Q2 of 2023.

April 17, 2023

To explain the DRM’s proof of stake model in greater detail, the below disclosure was added as the fourth and fifth paragraphs in the “Proprietary Digital Rights Management Using the Blockchain” subsection on page 24:

The Company believes a proof-of-stake blockchain model will be economically more favorable than a proof-of-work blockchain model. As mentioned above, the DRM utilizes blockchain technology. Each time a User attempts to initiate game play or to list a game for sale on the Robot Cache Platform, the User’s identifying data and license ownership is added to the blockchain and, in blockchain parlance, a “transaction” is initiated. This creates a block on the blockchain, which is sent to every participant in the applicable network for validation. Miners in the network are incentivized to validate the particular transaction (or “mine”) through the network’s reward for their mining, typically in cryptocurrency. Once the transaction is validated, the block representing the transaction is added to the existing blockchain and the User can proceed with game play or game sales. Different networks employ different consensus mechanisms (e.g., proof of stake, proof of work) for mining, and such consensus mechanisms enable users of computers in a network to agree on the validity of a transaction. With the proof of work model, the first miners to validate transactions correctly are awarded with a predetermined amount of cryptocurrency, at the exclusion of the other miners. The proof of work model requires significant computer processing power, because the fastest computers (i.e., those utilizing the greatest amount of processing power) are likely to first validate transactions and generate cryptocurrency rewards for miners. On the other hand, CasperLabs’ proof of stake consensus mechanism involves miners “staking,” or contributing, their own cryptocurrency for the opportunity to validate transactions. The CasperLabs network then rewards the most invested miners, those who staked the greatest amount of cryptocurrency for the longest amount of time in the network.

The Company believes that the Transition will result in the use of substantially less processing power and resources, which the Company believes will be significantly better for the environment. On May 4, 2021, CasperLabs published an article in which it claimed its model is up to 1,360 times more energy-efficient than the blockchain models used by other networks. Mining within the CasperLabs network, which enables game license verification in our DRM, bears no relationship to the Company’s partnership with NiceHash or User mining on NiceHash. Additionally, the Transition will not be affected by, and it bears no relationship to, the Company’s partnership with NiceHash.

Mining — Earning IRON, page 24

2.	Refer to prior comment 2 and provide a list of the blockchains that Users may “opt-in” to mine on through the NiceHash platform. Please also clarify that all such mining activity offered through the NiceHash platform is limited to proof of work mining.

Through the NiceHash platform, Users may “opt-in” to validate transactions on the following blockchains: Ethereum, Monero Research Lab, and Ravencoin. We have added this disclosure at the end of the second paragraph in the “Mining – Earning IRON” subsection, on page 24. The last sentence in the second paragraph therein has also been updated to state that User mining that on the NiceHash platform is limited to proof of work mining.

April 17, 2023

Should subsequent events following the date of this Response materially change the Company’s statements herein, the Company will promptly notify the Staff and further amend the Form 1-A accordingly.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Lee Jacobson (via email)